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                                                                   Exhibit b(1)

                   [Letterhead of BNY Capital Markets, Inc.]


July 9, 1999


Mr. John J. (Hap) Fauth
President & Chief Executive Officer
Churchill Industries, Inc.
3100 Metropolitan Centre
333 South Seventh Street
Minneapolis, MN  55402

Dear Hap:

     You have indicated to us that an affiliate of yours, JJF Acquisition, Inc. (the "Borrower") wishes to seek financing in connection with a possible tender offer (the "Tender Offer") for, and subsequent merger (the "Merger") with (collectively, the "Transaction"), TSI, Incorporated, a Minnesota corporation ("TSI"). The Tender Offer would be for all outstanding shares of TSI common stock, with a minimum required (in order to purchase any of the tendered shares) of that number of shares of the common stock of TSI which, when aggregated with shares of such common stock to be contributed to the Borrower (the "Contributed Shares"), would result in the Borrower owning not less than a majority of the issued and outstanding shares of common stock of TSI on a fully diluted basis (the difference between a majority of the issued and outstanding shares of common stock of TSI on a fully diluted basis and the Contributed Shares being referred to below as the "Purchased Shares").

     Subject to the qualifications and conditions set forth below, BNY Capital Markets, Inc. ("BNYCMI") is highly confident, as of the date of this letter, that it could obtain commitments from lenders for a senior secured credit facility (the "Tender Offer Facility") to be made available to the Borrower, in an amount sufficient to finance a portion of the payment obligations under the Tender Offer required to purchase the Purchased Shares. The Tender Offer Facility would be secured by the Purchased Shares and the Contributed Shares, and would not exceed in amount approximately 43% of their respective collateral values as determined under Regulation U.

     Subject to the same qualifications and conditions, BNYCMI is also highly confident, as of the date of this letter, that it could obtain commitments from lenders for permanent financing which would consist of a senior secured credit facility of up to $40,000,000 (the "Senior Credit Facility"), and up to $110,000,000 in the public debt markets through the sale of senior subordinated


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indebtedness (the "Subordinated Indebtedness") to be issued by the Borrower;
PROVIDED that, the combined amount of the Senior Credit Facility and the Subordinated Indebtedness shall not exceed $140,000,000. The proceeds of the Senior Credit Facility and the Subordinated Indebtedness, along with approximately $50,000,000 to be contributed as equity, would be used to repay the Tender Offer Facility, if any, to finance a portion of the payment obligation arising out of or in connection with the Merger (the Tender Offer Facility, the Senior Credit Facility and the Subordinated Indebtedness are referred to herein collectively as the "Facilities") and to finance general corporate purposes.

     Our expressions of confidence in our ability to consummate placement or sale of the Facilities is subject to: (i) there having been in our sole judgment no material adverse change in the financial condition, results of operations, business or prospects of TSI, the Borrower, or Churchill Industries, Inc. and its subsidiaries (collectively, "Churchill") since March 31, 1999; (ii) there not having been in our sole judgment any material adverse change in the markets for senior debt financings, high yield securities or the capital markets in general; (iii) our receipt of audited and unaudited historical financial statements (including unaudited pro forma financial statements) of TSI and its subsidiaries acceptable to us and conforming to the requirements of the Securities Act of 1933, as amended, and the rules and regulations promulgated pursuant thereto for registration statements filed thereunder; (iv) our not having discovered or otherwise becoming aware of any information not previously disclosed to us that we believe to be inconsistent in a material and adverse manner with our understanding, based on the information provided to us prior to the date hereof, of the business, operations, property, condition (financial or otherwise) or prospects of Churchill, the Borrower or TSI; (v) the Facilities being on terms and conditions, including pricing and fees, that in our view are appropriate for facilities of those sizes, types and purposes and that are satisfactory to us, and the Tender Offer, in the case of the Tender Offer Facility, and the Merger, in the case of the Senior Credit Facility and the Subordinated Indebtedness being on terms and conditions satisfactory to us; (vi) the Facilities, the Tender Offer and the Merger being provided for and consummated pursuant to documentation satisfactory to us; (vii) the Borrower having received the Contributed Shares and, in addition, equity in the form of cash in an amount and upon terms satisfactory to us, and the consolidated pro forma capitalization of the Borrower, assuming consummation of the Transaction, otherwise being acceptable to us; (viii) receipt by Churchill, the Borrower and TSI of all required regulatory approvals; (ix) no change or proposed change in federal law or the laws of any jurisdiction in which the Borrower or TSI operate that could reasonably be expected to adversely affect the Transaction; and (x) no competing financing for you, any of your affiliates or the Borrower being offered or arranged other than those that you have disclosed to us prior to the date hereof.

     It should be understood that this letter shall not constitute or give rise to (i) any commitment or obligation on the part of BNYCMI, including to provide any of the Facilities, provide any other financing, or provide any advisory or placement service, or (ii) any commitment or obligation on the part of any of our affiliates. Any such obligations would arise only after negotiation and execution of a separate written agreement acceptable to BNYCMI and such affiliate, in their sole discretions,


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and after consideration and internal approval by BNYCMI and such affiliate, in their sole discretions, in addition to the above referenced qualifications.

     This letter is solely for use by you, and may not be disclosed, except with our prior written consent, to anyone other than your officers, employees and advisors, and the officers, employees, attorneys and advisors of TSI, in each case on a confidential and need-to-know basis. Notwithstanding the foregoing, this letter may be disclosed by you in the Tender Offer and in filings with the Securities and Exchange Commission related to the Tender Offer, pursuant to applicable rules and regulations.

     You should be aware that other companies with interests that may conflict with yours may be or become customers of BNYCMI or its affiliates and BNYCMI or its affiliates may be providing or in the future may provide financing or other services to them.

                                       Very truly yours,

                                       BNY CAPITAL MARKETS, INC.


                                       By   /s/ Torry Berntsen
                                         --------------------------
                                         Name:  Torry Berntsen
                                         Title: Managing Director


                                       By   /s/ R. Douglas Carleton
                                         --------------------------
                                         Name:  R. Douglas Carleton
                                         Title: Managing Director